1934 Act Registration No. 000-50826

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of March 2005

KONGZHONG CORPORATION

(Translation of registrant’s name into English)

35/F, Tengda Plaza, No. 168 Xizhimenwai Street
Beijing, China 100044
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑ Form 40-F ☐

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ____________.)

EXHIBITS
SIGNATURES

EXHIBITS

Exhibit Number	Page
1.1 Press Release, dated March 28, 2005	3

FORWARD-LOOKING STATEMENTS

     The Press Release of KongZhong Corporation (the “Company”), constituting Exhibits 1.1 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the continued growth of the telecommunications industry and wireless services industry in China, the development of the regulatory environment, and the Company’s ability to successfully execute its business strategies.

     Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s registration statement on Form F-1 (File No. 333-116172), as filed with the Securities and Exchange Commission.

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Exhibit 1.1

KongZhong Corporation Announces Change in Finance Personnel

Beijing, China, March 28, 2005 – KongZhong Corporation (Nasdaq : KONG), a leading provider of advanced second generation (2.5G) wireless value-added services in China, today announced that its chief financial officer, Richard Wei, plans to leave the Company on April 22, 2005. He will move back to Taiwan to be with his family and pursue other personal interests. The Company’s Co-founder and President, Nick Yang, will be acting CFO and will temporarily assume responsibility for the finance department’s day-to-day operation while the Company searches for a replacement. Jillian Wang, the Company’s vice president overseeing corporate development and Yang Yang, the Company’s controller, will report to Nick Yang in the interim.

Commenting on the transition, KongZhong’s Chairman and CEO, Yunfan Zhou, said “We appreciate Richard’s contribution to the Company over the past year and wish him all the best in his new endeavors.” Richard Wei stated, “I appreciate the opportunity I have had to work at KongZhong over the past year and regret leaving the Company at a time when the wireless services industry has very promising opportunities. I wish the Company and my colleagues all the best.”

About KongZhong:

KongZhong Corporation is a leading provider of advanced second generation (2.5G) wireless interactive entertainment, media, and community services to consumers in China. The Company delivers a broad range of services, through multiple technology platforms, which users can access directly from their mobile phones by choosing an icon embedded in select models of handsets or from a mobile operator’s portal or web site.

Investor Contact:
Jillian Wang
Vice President, Corporate Development
Tel.: +86 10 8857 5893
E-mail : ir@kongzhong.com

Media Contact:
Xiaohu Wang
Manager
Tel: +86 10 8857 6000
E-mail: xiaohu@kongzhong.com

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONGZHONG CORPORATION
Date: March 30, 2005
	By:	/s/ Richard Wei
		Name:	Richard Wei
		Title:	Chief Financial Officer

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